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FOR IMMEDIATE RELEASE

                                                   FILED BY WORLD AIRWAYS, INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                       AND RULE 13E-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                           SUBJECT COMPANY: WORLD AIRWAYS, INC.
                                                    COMMISSION FILE NO. 0-26582


CONTACT:                                                      INVESTOR CONTACT:
GIL DUARTE, CFO                                           Qorvis Communications
(770) 632-8003, OR                                 KAREN VAHOUNY (703) 744-7809
RANDY MARTINEZ, EXEC.VP
(770) 632-8004


                   WORLD AIRWAYS, INC. FILES EXCHANGE OFFER
                          FOR CONVERTIBLE DEBENTURES

         NEW DEBENTURES WILL ALLOW COMPANY TO MEET KEY ATSB CONDITION
                          FOR FEDERAL LOAN GUARANTEE



PEACHTREE CITY, GA, July 23, 2003 -- World Airways, Inc. (NASDAQ:WLDA) today announced that it has filed a registration statement, a tender offer statement and other related documents with the Securities and Exchange Commission to commence an exchange offer for its outstanding 8% Convertible Senior Subordinated Debentures due 2004.

World Airways is offering to exchange up to $40,545,000 principal amount of newly issued 8% Convertible Senior Subordinated Debentures due 2009 for its existing 8% Convertible Senior Subordinated December due 2004. The new convertible debentures will be exchanged for an equal principal amount of existing convertible debentures tendered.

Hollis Harris, chairman and CEO of World Airways, said, "Restructuring our bonds is a key condition to securing approval of the federal loan guarantee from the Air Transportation Stabilization Board (ATSB). The completion of the federal loan guarantee, combined with our other recent achievements and financial results, would put us on solid ground."

He added, "Over the last six months, our work with the U.S. military has remained strong, we've increasingly diversified our business, and we've built our contract backlog and pipeline. Renegotiating with our bondholders and receiving the loan guarantee represent an important milestone, paving the way for our future growth plans."

World Airways, Inc. received conditional approval from the Air Transportation Stabilization Board on April 23, 2003, for a federal loan guarantee of $27.0 million, representing 90% of a new $30 million term loan facility. The ATSB guarantee is subject to a number of conditions, including a requirement that World Airways, Inc. restructure its existing convertible debentures to extend their maturity beyond the maturity of the ATSB guaranteed loan.

The exchange offer is subject to the satisfaction or waiver by the Company of several conditions, including one that a minimum of $38,500,000 of the principal amount of the existing convertible debentures, representing approximately 95% of the outstanding existing convertible debentures, has been validly tendered and not withdrawn prior to the expiration date of the exchange offer and concurrent funding of the ATSB guaranteed loan.

World Airway's goal is to complete the debenture exchange and receive approval from the ATSB for the federal loan guarantee by the middle of September.

Utilizing a well-maintained fleet of international range, wide-body aircraft, World Airways, Inc. has an enviable record of safety, reliability and customer service spanning more than 55 years. The Company is a U.S. certificated air carrier providing customized transportation services for major international passenger and cargo carriers, the United States military and international leisure tour operators. Recognized for its modern aircraft, flexibility and ability to provide superior service, World Airways, Inc. meets the needs of businesses and governments around the globe. For more information, visit the Company's website at www.worldair.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competition in the market for air transportation services, the cyclical nature of the air carrier business, reliance on key marketing relationships, fluctuations in operating results and other risks detailed from time to time in the Company's periodic reports filed with the SEC (which reports are available from the Company upon request). These various risks and uncertainties may cause the Company's actual results to differ materially from those expressed in any of the forward looking statements made by, or on behalf of, the Company in this release.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of World Airways, Inc. The solicitation of offers to exchange securities of World Airways, Inc. will only be made pursuant to a registration statement (including a prospectus and letter of transmittal and other exchange offer documents), filed with the SEC and delivered to all of the holders of existing convertible debentures at no expense to them. The exchange offer documents filed with the SEC will be also available for no charge from World Airways, Inc. and at the SEC's web site at www.sec.gov.

HOLDERS OF EXISTING CONVERTIBLE DEBENTURES ARE URGED TO READ THESE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING WORLD AIRWAYS, INC. AND THE EXCHANGE OFFER. Holders of existing convertible debentures may obtain copies of the exchange offer materials from MacKenzie Partners, Inc., the information agent for the exchange offer, at (800) 322-2885.